Exhibit 12.01

NSP-MINNESOTA AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(amounts in thousands, except ratio)

	Year Ended Dec. 31
	2014	2013	2012	2011	2010
Earnings, as defined:
Pretax income	$603,005	$575,203	$515,665	$544,630	$455,416
Add: Fixed charges	233,386	227,301	243,317	249,587	243,620
Total earnings, as defined	$836,391	$802,504	$758,982	$794,217	$699,036
Fixed charges, as defined:
Interest charges	$199,667	$191,889	$201,158	$208,003	$201,431
Interest component of leases	33,719	35,412	42,159	41,584	42,189
Total fixed charges, as defined	$233,386	$227,301	$243,317	$249,587	$243,620
Ratio of earnings to fixed charges	3.6	3.5	3.1	3.2	2.9